Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

January 14, 2013

by and among

FISERV, INC.,

ORLANDO MERGER SUB, INC.,

HARPOON ACQUISITION CORPORATION,

and

HARPOON HOLDER REPRESENTATIVE, LLC

i

4.14	Taxes	21
4.15	Brokers’ Fees	22
4.16	Insurance	23
4.17	Licenses, Permits and Authorizations	23
4.18	Real Property	23
4.19	Intellectual Property	23
4.20	Environmental Matters	25
4.21	Absence of Changes	26
4.22	Affiliate Transactions	28
4.23	No Liens	28

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB		28

5.1	Corporate Organization	28
5.2	Due Authorization	28
5.3	No Conflict	29
5.4	Litigation and Proceedings	29
5.5	Governmental Authorities; Consents	29
5.6	Financial Ability	29
5.7	Brokers’ Fees	29
5.8	Solvency; Surviving Corporation After the Merger	29
5.9	No Outside Reliance	30

ARTICLE VI. COVENANTS		30

6.1	Indemnification and Insurance	30
6.2	Employment Matters	32
6.3	Post-Effective Time Access; Preservation of Records	33
6.4	Discharge of Existing Notes	33
6.5	Additional Matters	33

ARTICLE VII. HOLDER REPRESENTATIVE		33

7.1	Designation and Replacement of Holder Representative	33
7.2	Authority and Rights of the Holder Representative; Limitations on Liability	33

ARTICLE VIII. SURVIVAL		34

8.1	Survival of Representations, Warranties and Covenants	34

ARTICLE IX. MISCELLANEOUS		34

9.1	Waiver	34
9.2	Notices	35
9.3	Assignment	36
9.4	Rights of Third Parties	36

9.5	Expenses	36
9.6	Governing Law	37
9.7	Captions; Counterparts	37
9.8	Schedules and Annexes	37
9.9	Entire Agreement	37
9.10	Amendments	37
9.11	Publicity	38
9.12	Severability	38
9.13	Jurisdiction	38
9.14	Enforcement	38
9.15	Attorney-Client Privilege and Conflict Waiver	39
9.16	Non-Recourse	39

Schedules

Schedule 1.1	Permitted Liens

Schedule 3.9	Other Actions

Schedule 4.2	Subsidiaries

Schedule 4.4	No Conflict

Schedule 4.5	Governmental Authorities; Consents

Schedule 4.6	Capitalization

Schedule 4.7	Financial Statements

Schedule 4.8	Undisclosed Liabilities

Schedule 4.9	Litigation and Proceedings

Schedule 4.10	Compliance with Laws

Schedule 4.11	Contracts; No Defaults

Schedule 4.12(a)	Company Benefit Plans

Schedule 4.12(c)	Compliance

Schedule 4.12(e)	Title IV Plans

Schedule 4.12(f)	Claims Involving Company Benefit Plans

Schedule 4.12(g)	280G

Schedule 4.13	Labor Relations

Schedule 4.14(a)	Tax Returns

Schedule 4.14(b)	Outstanding Taxes

Schedule 4.14(c)	Compliance with Withholding Laws

Schedule 4.14(d)	Tax Deficiencies

Schedule 4.15	Brokers’ Fees

Schedule 4.16	Insurance

Schedule 4.17	Licenses, Permits and Authorizations

Schedule 4.18	Real Property

Schedule 4.19(a)	Intellectual Property

Schedule 4.19(c)	Violations of Intellectual Property

Schedule 4.20	Environmental Matters

Schedule 4.21	Absence of Changes

Schedule 4.22	Affiliate Transactions

Schedule 5.3	No Conflict

Schedule 5.5	Governmental Authorities; Consents

Schedule 5.7	Brokers’ Fees

Schedule 6.5	Additional Matters

ANNEXES

Annex A—Certificate of Merger

Annex B—Letter of Transmittal

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of January 14, 2013, is entered into by and among FISERV, INC. a Wisconsin corporation (“Acquiror”), ORLANDO MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”), HARPOON ACQUISITION CORPORATION, a Delaware corporation (the “Company”), and HARPOON HOLDER REPRESENTATIVE, LLC, a Delaware limited liability company, solely in its capacity as the initial Holder Representative hereunder.

RECITALS

WHEREAS, the respective Boards of Directors of Acquiror, Merger Sub and the Company have approved and declared advisable the Merger (defined below) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL (defined below);

WHEREAS, the respective Boards of Directors of Acquiror and the Company have determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholders; and

WHEREAS, for certain limited purposes, and subject to the terms set forth herein, the Holder Representative shall serve as a representative of the holders of Common Stock, Vested Options and RSUs.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I.

CERTAIN DEFINITIONS

1.1 Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the preamble hereto.

“Action” means any demand, claim, action, suit, audit, assessment, arbitration or inquiry, or any proceeding or investigation.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Affiliate Agreement” has the meaning specified in Section 4.22.

“Aggregate Fully-Diluted Common Shares” means (i) the aggregate number of Common Shares held by all Holders immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Common Stock issuable upon the exercise in full of all Vested Options that are In-the-Money Options held by all Holders immediately prior to the Effective

Time, plus (iii) the aggregate number of shares of Common Stock issuable in respect of all RSUs held by all Holders immediately prior to the Effective Time, plus (iv) the aggregate number of Dissenting Shares.

“Aggregate Vested Option Exercise Price” means the sum of the per share exercise prices that would be payable upon exercise in full of all Vested Options that are In-the-Money Options held by all Holders immediately prior to the Effective Time.

“Agreement” has the meaning specified in the preamble hereto.

“Audited Financial Statements” has the meaning specified in Section 4.7.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cash Per Fully-Diluted Common Share” has the meaning specified in Section 3.1(d).

“Certificate of Merger” has the meaning specified in Section 2.1(a).

“Certificates” has the meaning specified in Section 3.2(b).

“Closing Date” means the date hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” has the meaning specified in Section 3.1(a).

“Common Stock” means the common stock, par value $.01 per share, of the Company.

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.12(a).

“Company Indemnified Persons” has the meaning specified in Section 6.1(a).

“Company Software” means all Software that is owned by the Company or any of its Subsidiaries, and which is used in the Company’s or any of its Subsidiaries’ provision of products and services to customers and/or end users.

“Confidentiality Agreement” has the meaning specified in Section 9.9.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Continuing Employees” has the meaning specified in Section 6.2(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Damages” means all losses, damages and other costs and expenses.

“DGCL” has the meaning specified in Section 2.1(b).

“Discharge” has the meaning specified in Section 6.4.

“Effective Time” has the meaning specified in Section 2.3.

“Environmental Laws” means any and all applicable foreign, U.S. federal, state or local laws, statutes, ordinances, rules, regulations, orders, decrees or common law relating to pollution, contamination or the protection of the environment, natural resources or human health and safety and the use, storage, emission, disposal or release of Hazardous Materials as in effect on and as interpreted as of the date hereof.

“ERISA” has the meaning specified in Section 4.12(a).

“Financial Statements” has the meaning specified in Section 4.7.

“Foreign Benefit Plan” has the meaning specified in Section 4.12(h).

“Funded Debt” of any Person as of any date means all indebtedness of such Person and its consolidated Subsidiaries for borrowed money (excluding any interest thereon accrued and unpaid in the ordinary course of business), as required to be reflected as indebtedness on a consolidated balance sheet of such Person and its consolidated Subsidiaries as of such date, prepared in accordance with GAAP (except that any original issue discount reflected on such balance sheet shall be disregarded for purposes of calculating such indebtedness), and including all prepayment penalties, breakage fees and other exit fees incurred in connection with the repayment thereof pursuant to the terms of this Agreement; provided, that undrawn letters of credit and reimbursement obligations in respect of undrawn letters of credit shall not constitute Funded Debt for the purpose hereof.

“Funding Amount” has the meaning specified in Section 3.2(a).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” (or words of similar intent or meaning) under applicable Environmental Law as in effect as of the Closing Date, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“Holder Allocable Expenses” has the meaning specified in Section 3.3.

“Holder Representative” has the meaning specified in Section 7.1.

“Holders” means all Persons who hold one or more Common Shares, Vested Options or RSUs immediately prior to the Effective Time.

“In-the-Money Option” means an Option having a per share exercise price less than the Cash Per Fully-Diluted Common Share as of immediately prior to the Effective Time, as determined through an iterative mathematical process.

“Intellectual Property” means all intellectual property rights, including any of the following: (i) patents and patent applications and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and any intellectual property rights in inventions and discoveries (whether or not patentable); (ii) registered and unregistered trademarks, service marks and trade names, pending trademark and service mark registration applications and all goodwill associated therewith; (iii) registered and unregistered copyrights, and applications for registration of copyrights and all other intellectual property rights corresponding thereto throughout the world; (iv) internet domain name registrations; (v) trade secrets, and any other intellectual property rights in know-how and confidential or proprietary information, including without limitation intellectual property rights in technical data, customer and supplier lists, techniques, processes, and methodologies; and (vi) intellectual property rights in Software.

“Interim Financial Statements” has the meaning specified in Section 4.7.

“L&W” has the meaning specified in Section 9.15.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased by the Company or any of its Subsidiaries, the lease of which may not be terminated at will, or by giving notice of 90 days or less, without cost or penalty and provides for annual rental payments in excess of $100,000.

“Letter of Transmittal” has the meaning set forth in Section 3.2(b).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest or other lien of any kind.

“Litigation” has the meaning specified in Section 4.9.

“Majority Holders” has the meaning specified in Section 7.1.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of any Person: (a) any change in applicable Laws or GAAP or any interpretation thereof, to the extent that such change does not have a disproportionate impact on such Person as compared to other industry participants, (b) any change in interest rates or economic, political, business or financial market conditions generally, to the extent that such change does not have a disproportionate impact on such Person as compared to other industry participants, (c) any change generally affecting any of the industries in which such Person or its Subsidiaries operates or the economy as a whole, to the extent that such change does not have a disproportionate impact on the Company as compared to other industry participants, (d) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, (e) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement, (f) any natural disaster, except for a natural disaster that causes an outage of a Company owned or operated data center for a material time period, (g) any acts of terrorism, except acts of terrorism directed at such Person or having a disproportionate impact on such Person, war or the outbreak or escalation of hostilities or change in geopolitical conditions, (h) any failure of such Person to meet any projections or forecasts, provided that clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect) or (i) any matter to which Acquiror has consented in writing.

“Merger” has the meaning specified in Section 2.1(a).

“Merger Consideration” has the meaning specified in Section 3.1(c).

“Merger Sub” has the meaning specified in the preamble hereto.

“Multiemployer Plan” has the meaning specified in Section 4.12(e).

“Notes” means the $325,000,000 in principal amount of senior subordinated notes due 2015 of OSI.

“Option” has the meaning specified in Section 3.1(a).

“OSI” means Open Solutions Inc., a wholly owned Subsidiary of the Company.

“Out-of-the-Money Option” means an Option having a per share exercise price equal to or greater than the Cash Per Fully-Diluted Common Share as of immediately prior to the Effective Time, as determined through an iterative mathematical process.

“Outstanding Company Expenses” has the meaning specified in Section 3.4.

“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens with respect to any amounts not yet due and payable or which are being contested in good faith through appropriate proceedings, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings, (iii) Liens securing rental payments under capital lease agreements, (iv) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property, or (C) do not materially interfere with the present uses of such real property, (v) Liens constituting a lease, sublease or occupancy agreement that gives any third party any right to occupy any real property, (vi) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, (vii) Liens related to the Funded Debt that will be released upon repayment of such Funded Debt and (viii) Liens described on Schedule 1.1.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Publicly Available Software” means (a) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as “free software” or “open source software” (e.g. Linux), or pursuant to “open source,” “copyleft” or similar licensing and distribution models; and (b) any Software that requires as a condition of use, modification, and/or distribution of such Software that such Software or other Software incorporated into, derived from, or distributed with such Software (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no or minimal charge. Publicly Available Software includes, without limitation, Software licensed or distributed pursuant to any of the following licenses or distribution models similar to any of the following: (a) GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g. PERL), (c) the Mozilla Public License, (d) BSD licenses, (e) the Netscape Public License, (f) the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), and (g) the Apache Software License.

“RSU” has the meaning specified in Section 3.1(a).

“RSU Consideration” has the meaning specified in Section 3.1(d).

“Self-Help Code” means any back door, time bomb, drop dead device, or other software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.

“Software” means software, firmware, middleware, and computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, executable or binary code.

“Sponsor Director” has the meaning specified in Section 6.1(a).

“Spreadsheet” has the meaning specified in Section 4.6(f).

“Subsidiary” means, with respect to a Person, a corporation or other entity of which 50% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Tax” or “Taxes” means any and all taxes, charges, fees or levies, payable to any federal, state, local, foreign, or supranational taxing authority or agency, including without limitation, all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock (or other equity), ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, estimated, business, margin, commercial activity, commuter, transit, minimum, alternative minimum, service, workers compensation, utility, excise taxes and all imposts, levies or other similar assessments of any kind, including any interest, penalty, or addition thereto and whether or not imposed by Law, Contract, or otherwise.

“Tax Returns” means any return, declaration, report, estimate, statement, information statement, or any schedule, form, or attachment thereto or other document filed or required to be filed with a Governmental Authority with respect to or in connection with Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Treasury Regulations” means the regulations promulgated under the Code.

“Unauthorized Code” means any virus, trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware, or data.

“Vested Options” has the meaning specified in Section 3.1(a).

1.2 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

1.3 Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge of, in the case of the Company, Louis Hernandez, Chief Executive Officer of the Company, Steve Cameron, President and Chief Operating Officer of the Company, John Frederick, Chief Financial Officer of the Company, Richard Lang, Senior Vice President, Legal, and Chief Compliance Officer, and Tony Callini, Senior Vice President of Finance and Treasurer of the Company, and in the case of all other Persons, such Person’s executive officers.

ARTICLE II.

THE MERGER; EFFECTIVE TIME

2.1 Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation (the “Merger”). The Merger shall be consummated in accordance with this Agreement and evidenced by a Certificate of Merger between Merger Sub and the Company in substantially the form of Annex A (the “Certificate of Merger”), such Merger to be consummated as of the Effective Time.

(b) Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the Delaware General Corporation Law (the “DGCL”) as a wholly owned subsidiary of Acquiror.

2.2 Effects of the Merger. At and after the Effective Time: (a) the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; (b) all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, and all choses in action belonging to each such corporation, shall become vested in the Surviving Corporation; (c) all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and (d) the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of either Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

2.3 Effective Time. On the date hereof and immediately following the adoption of this Agreement by Holders holding sufficient Common Shares to adopt this Agreement in accordance with the DGCL, Acquiror, Merger Sub and the Company shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated in their entirety in the form of the certificate of incorporation and bylaws, respectively, of Merger Sub as in effect immediately prior to the Effective Time, and as amended shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

2.5 Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE III.

EFFECTS OF THE MERGER ON THE CAPITAL STOCK AND EQUITY AWARDS

3.1 Conversion of Company Shares, Options and RSUs.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any Holder, (i) (A) each share (a “Common Share”) of Common Stock that is issued and outstanding immediately prior to the Effective Time (other than (x) shares of Common Stock, if any, held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger, (y) shares of Common Stock, if any, owned by a direct or indirect wholly owned Subsidiary of the Company, which shares shall be converted into that number of shares of common stock, par value $.01 per share, of Surviving Corporation that bears the same ratio to the aggregate number of outstanding shares of common stock, par value $.01 per share, of Surviving Corporation as the number of shares of Common Stock held by such Subsidiary bore to the aggregate number of outstanding shares of Common Stock immediately prior to the Effective Time, and (z) shares (each, a “Dissenting Share”) of Common Stock held by Persons who object to the Merger and comply with the provisions of the DGCL concerning the rights of holders of Common Stock to dissent from the Merger and require appraisal of their shares of Common Stock, which shares described in clauses (x), (y) and (z) shall not constitute “Common

Shares” hereunder), shall thereupon be converted into and become the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Section 3.1(d), without any interest thereon, (B) each option to purchase shares of Common Stock (“Option”) that is vested, unexercised and outstanding immediately prior to the Effective Time (such Options collectively being referred to herein as the “Vested Options”) and is an In-the-Money Option, shall thereupon be canceled and converted into and become the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Section 3.1(d), without any interest theron, and (C) each restricted share unit with respect to shares of Common Stock (“RSU”) that is outstanding immediately prior to the Effective Time shall accelerate and become fully vested and shall thereupon be converted into and become the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Section 3.1(d), without any interest thereon, and (ii) each Option that is unexercised and outstanding but not vested, or is an Out-of-the-Money Option, shall in each case immediately prior to the Effective Time terminate and be forfeited for no consideration.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of common stock, par value $.01 per share, of Merger Sub shall be converted into one share of common stock, par value $.01 per share, of the Surviving Corporation.

(c) The “Merger Consideration” shall consist of $55,000,000 in cash.

(d) The Merger Consideration shall be allocated among the Holders as set forth below in this Section 3.1(d); provided, however, that a portion of the Merger Consideration otherwise payable to each Holder of Common Shares pursuant to this Section 3.1(d) that is equal to the product of the Escrow Amount (as defined on Schedule 6.5) multiplied by such Holder’s Escrow Percentage (as defined on Schedule 6.5) shall be held in escrow in accordance with Schedule 3.9 and the Escrow Agreement (as defined on Schedule 3.9). Each Holder of Common Shares shall be entitled to receive in respect of the Common Shares held by such holder immediately prior to the Effective Time a portion of the Merger Consideration equal to (x) the Cash Per Fully-Diluted Common Share (as defined below), multiplied by (y) the number of Common Shares held by such holder immediately prior to the Effective Time. Each Holder of Vested Options that is an In-the-Money Option shall be entitled to receive in respect of such Vested Options held by such holder immediately prior to the Effective Time a portion of the Merger Consideration equal to (i) the product of (x) the Cash Per Fully-Diluted Common Share, multiplied by (y) the aggregate number of shares of Common Stock issuable upon exercise in full of all Vested Options that are In-the-Money Options held by such holder immediately prior to the Effective Time, minus (ii) the aggregate per share exercise price payable upon exercise of all Vested Options that are In-the-Money Options held by such holder immediately prior to the Effective Time. Each Holder of RSUs shall be entitled to receive in respect of the RSUs held by such holder immediately prior to the Effective Time a portion of the Merger Consideration equal to (i) the product of (x) the Cash Per Fully-Diluted Common Share, multiplied by (y) the aggregate number of RSUs held by such holder immediately prior to the Effective Time (such amount with respect to any Holder of RSUs, the “RSU Consideration”). For purposes of the foregoing, the “Cash Per Fully-Diluted Common Share” shall mean (i) the sum of (A) the Merger Consideration, plus (B) the Aggregate Vested Option Exercise Price, divided by (ii) the Aggregate Fully-Diluted Common Shares.

3.2 Payment and Exchange of Certificates.

(a) Immediately prior to the Effective Time, Acquiror shall pay to an exchange agent (the “Exchange Agent”) selected by the Company and reasonably acceptable to Acquiror, by wire transfer of immediately available funds, an amount (the “Funding Amount”) equal to the Merger Consideration that is to be paid to the Holders pursuant to Section 3.1(d) (other than the Escrow Amount (as defined on Schedule 6.5)).

(b) Each Holder of an outstanding certificate or certificates for Common Shares (collectively, the “Certificates”) that has delivered to the Exchange Agent the Certificate(s) representing such Common Shares along with a duly executed letter of transmittal in the form attached hereto as Annex B (the “Letter of Transmittal”), at or prior to the Effective Time shall be entitled to receive on the Closing Date from the Exchange Agent in exchange therefor such portion of the Merger Consideration to which such Holder is entitled pursuant to Section 3.1(d). Each Holder of Certificate(s) that has not delivered the Certificate(s) representing such Common Shares to Acquiror at or prior to the Effective Time, upon surrender of such Certificates to the Exchange Agent after the Effective Time along with a duly executed Letter of Transmittal, shall be entitled to receive from the Exchange Agent in exchange therefor such portion of the Merger Consideration to which such Holder is entitled pursuant to Section 3.1(d). With respect to any Holder of Vested Options that are In-the-Money Options and/or RSUs that are outstanding immediately prior to the Effective Time, Acquiror shall (A) in the case of any Vested Options held by employees of the Company or its Affiliates, cause the Company to process for payment through payroll the amount which such Holder is entitled pursuant to Section 3.1(d) (subject to withholding for Taxes, which amounts shall be paid to the Company for disbursement to the applicable taxing authority and subject to any other deductions required by applicable Law) as soon as reasonably practicable following the Effective Time and (B) in the case of any RSUs that are outstanding immediately prior to the Effective Time, cause the Company to pay the applicable RSU Consideration to such Holder as soon as reasonably practicable following the Effective Time (subject to applicable withholding for Taxes and any other deductions required by applicable Law), and in either case in clause (A) or (B) the Funding Amount shall be reduced by such amounts. Pending such surrender and exchange of a Holder’s Certificate(s), a holder’s Certificate(s) shall be deemed for all purposes to evidence such Holder’s right to receive the portion of the Merger Consideration into which such Common Shares shall have been converted by the Merger.

3.3 Holder Allocable Expenses. On or prior to the date hereof, the Holder Representative has provided to Acquiror a written estimate (which estimate shall include such reserves as the Holder Representative determines in good faith to be appropriate for any Holder Allocable Expenses that are not then known or determinable) of the aggregate amount of all of the fees and expenses incurred and unpaid, or that may in the future be incurred, by the Holder Representative in its capacity as such (the “Holder Allocable Expenses”). Immediately prior to the Effective Time, Acquiror shall pay to the Holder Representative cash in the amount of the Holder Allocable Expenses.

3.4 Outstanding Company Expenses. On or prior to date hereof, the Company has provided to Acquiror a written report setting forth a list of the following fees and expenses incurred by the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Company’s sale process (including the transactions contemplated hereby), solely to the extent such fees and expenses are incurred and unpaid: (a) the fees and disbursements of outside counsel, accountants and investment banking firms to the Company incurred in connection with, or payable as a result of, the transactions contemplated hereby and (b) the fees and expenses of any other agents, advisors, consultants and experts employed by the Company in connection with the Merger (collectively, the “Outstanding Company Expenses”). Immediately prior to the Effective Time and concurrently with the payment to the Exchange Agent of the Funding Amount, Acquiror shall pay to the Holder Representative, or to such third parties as are directed by the Holder Representative, by wire transfer of immediately available funds an amount equal to the Outstanding Company Expenses.

3.5 Repayment of Funded Debt. Immediately prior to the Effective Time, (a) Acquiror or Merger Sub shall make available to the Company, or pay directly to the applicable lenders, an amount sufficient to pay all amounts owing with respect to the aggregate Funded Debt of the Company and any interest thereon accrued and unpaid in the ordinary course of business (other than the portion of the aggregate Funded Debt of the Company and any interest thereon accrued and unpaid in the ordinary course of business attributable to the Notes (which are addressed in Section 6.4)), (b) the Company, if such amount is not paid directly to the applicable lenders by Acquiror or Merger Sub, shall apply such cash to pay all amounts owing with respect to the aggregate Funded Debt of the Company and any interest thereon accrued and unpaid in the ordinary course of business (other than the portion of the aggregate Funded Debt of the Company and any interest thereon accrued and unpaid in the ordinary course of business attributable to the Notes) and (c) the Company shall reasonably cooperate with Acquiror in connection with Acquiror’s repayment of the aggregate Funded Debt of the Company and any interest thereon accrued and unpaid in the ordinary course of business.

3.6 Lost Certificate. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III.

3.7 Tax Certificate; Withholding.

(a) On or prior to the date hereof, the Company has delivered to Acquiror a statement in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that the Company is not a United States real property holding company within the meaning of Section 897(c) of the Code.

(b) Notwithstanding any other provision to this Agreement, Acquiror, the Company and the Exchange Agent shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and from any other consideration otherwise paid or delivered in connection with the transactions contemplated in this Agreement, to any person such amounts that Acquiror, the Company and the Exchange Agent are required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign law or otherwise. To the extent that amounts are so withheld, and duly deposited with the appropriate Governmental Authority, by Acquiror, the Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

3.8 Termination of Affiliate Agreements. On or prior to the date hereof, the Company or one of its Subsidiaries has terminated, or caused to be terminated, each of the Affiliate Agreements listed on Schedule 3.8.

3.9 Other Actions. The parties shall undertake the actions contemplated on Schedule 3.9.

3.10 Dissenting Shares. Notwithstanding the foregoing provisions of this Article III, the Dissenting Shares shall not be converted into a right to receive the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in Section 262 of the DGCL, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a Common Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Corporation the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III, without any interest thereon.

3.11 Exchange Agent. Promptly following the date which is six months after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all cash, Certificates and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, each Holder of a Certificate (other than Certificates representing Dissenting Shares) may surrender such Certificate to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly pay, the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III without any interest thereon.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement, the Company represents and warrants to Acquiror and Merger Sub as of the date of this Agreement as follows:

4.1 Corporate Organization of the Company. (a) The Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. (b) The copies of the certificate of incorporation and bylaws of the Company previously made available by the Company to Acquiror are true, correct and complete. (c) The Company is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on the Company.

4.2 Subsidiaries. The Subsidiaries of the Company are set forth on Schedule 4.2. The Subsidiaries have been duly formed or organized and are validly existing under the laws of their jurisdiction of incorporation or organization and have the power and authority to own or lease their properties and to conduct their business as it is now being conducted. The Company has previously provided to Acquiror true, correct and complete copies of the organizational documents of its Subsidiaries. Each Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.

4.3 Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement (other than the adoption of this Agreement by the Holders holding sufficient Common Shares to adopt this Agreement in accordance with the DGCL, which adoption will occur immediately following the execution of this Agreement). This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

4.4 No Conflict. Except as set forth on Schedule 4.4 and subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 or on Schedule 4.5, the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and will not violate any provision of, or result in the breach of, any applicable Law, the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, or any material agreement, indenture or other instrument to which the Company or one of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound or terminate, or result in the termination of or acceleration of any obligation or payment of money under any such agreement, indenture or instrument, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, payment or creation of a Lien or result in a violation or revocation of any required license, permit or approval from any Governmental Authority or other Person.

4.5 Governmental Authorities; Consents.

(a) Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) any immaterial consents, approvals, authorizations, designations, declarations or filings; (b) as otherwise disclosed on Schedule 4.5; and (c) the filing of the Certificate of Merger in accordance with the DGCL.

4.6 Capitalization.

(a) The authorized capital stock of the Company consists of Ten Million (10,000,000) shares of Common Stock, of which Seven Million, Two Hundred and Ninety-Six Thousand, Seven Hundred and Fifty-One (7,296,751) shares are issued and outstanding. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and are held of record by the Holders of Common Shares set forth on Schedule 4.6(a).

(b) Except for the Options and RSUs, which are set forth on Schedule 4.6(b), there are (i) no subscriptions, calls, contracts, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Common Stock or the equity interests of any Subsidiary of the Company, or any other agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any such Subsidiary to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company or any of its Subsidiaries, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company or any of its Subsidiaries. There are no outstanding contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company or any of its Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote. Except as set forth on Schedule 4.6(b), none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any of the Holders of Common Shares is a party to any stockholders agreement, proxy, voting agreement or registration rights agreement relating to the Common Stock or any other equity interests of the Company or any of its Subsidiaries.

(c) Other than the Company’s Subsidiaries and as set forth on Schedule 4.6(c), the Company does not own of record or beneficially, directly or indirectly, (i) any shares of outstanding capital stock (voting or non-voting) or securities convertible into capital stock (voting or non-voting) of any other corporation or (ii) any participating voting or equity interest in any general or limited partnership, limited liability partnership, limited liability company, joint venture or other non-corporate business enterprise. The outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Schedule 4.6(c), the Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock of such Subsidiaries free and clear of any Liens other than Permitted Liens.

(d) The Company has the unilateral right, without the consent of any Holder, to terminate all Options and RSUs, whether vested or unvested, as of the Effective Time for the cash payment, or for no consideration in the case of Out-of-the Money Vested Options, as set forth in Section 3.1(a).

(e) Each Option’s per share exercise price equaled or exceeded the fair market value of a share of the underlying Common Stock on the date of such Option’s original grant, as determined reasonably and in good faith by the Company.

(f) Schedule 4.6(f) sets for a spreadsheet that includes, with respect to each Holder, the name and address of such Holder, the certificate numbers (where applicable) and number of Common Shares/Options/RSUs held by such Holder, the amount of Merger Consideration to be received by such Holder less such Holder’s allocable share of the Escrow Amount (as defined on Schedule 6.5), the Escrow Percentage (as defined on Schedule 6.5) of each Holder as of the Closing and the amount of each Holder’s allocable share of the Escrow Amount (as defined on Schedule 6.5) as of the Closing (the “Spreadsheet”). As of the Effective Time, the Spreadsheet will be true, correct and complete in all respects.

4.7 Financial Statements; Indebtedness; Expenses.

(a) Attached as Schedule 4.7(a) are (i) the audited consolidated balance sheets and statements of income, cash flow and stockholders’ equity of the Company and its Subsidiaries as of and for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 together with the auditor’s reports thereon (the “Audited Financial Statements”) and (ii) an unaudited consolidated balance sheet and statements of income, cash flow and stockholders’ equity of the Company and its Subsidiaries as of and for the nine-month period ended September 30, 2012 (the “Interim Financial Statements” and, together with Audited Financial Statements, the “Financial Statements”). Except as set forth on Schedule 4.7(a), the Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, cash flows and shareholder’s equity of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP, consistently applied (except, in the case of the Interim Financial Statements, for the absence of footnotes and other presentation items and for normal year-end adjustments). In addition, the Company has provided to Acquiror all “management letters” or similar letters addressing the integrity of the Company’s financial statements and/or its financial controls issued by the Company’s certified public accounting firm with respect to, and for the years included in, the Audited Financial Statements.

(b) The Funded Debt of the Company and its Subsidiaries as of the date hereof is set forth on Schedule 4.7(b).

(c) The (i) Holder Allocable Expenses and (ii) Outstanding Company Expenses as of the date hereof are set forth on Schedule 4.7(c).

4.8 Undisclosed Liabilities. Except as set forth on Schedule 4.8, there is no liability, debt or obligation of or claim against the Company or any of its Subsidiaries that would be material to the Company and its Subsidiaries taken as a whole, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries and would not reasonably be expected to have a Material Adverse Effect on the Company or (c) disclosed in the Schedules.

4.9 Litigation and Proceedings. Except as set forth on Schedule 4.9, (i) neither the Company nor any of its Subsidiaries is a party to any pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, claims or other proceedings at law or in equity (“Litigation”), nor have any demands or claims for indemnification been made by any party to or against the Company or any of its Subsidiaries and (ii) to the knowledge of the Company, there are no pending investigations before or by any Governmental Authority, against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any such Subsidiary is subject to any order, writ, judgment, injunction, decree, determination or award of, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority. No Governmental Authority has at any time challenged in writing the legal right of the Company or any of its Subsidiaries to offer or sell any of its products or services in the present manner or style thereof.

4.10 Compliance with Laws. Except with respect to matters set forth on Schedule 4.10, the Company and its Subsidiaries are, and have been since January 1, 2010, in compliance in all material respects with all applicable Laws, including the matter set forth on Schedule 4.10.

4.11 Contracts; No Defaults.

(a) Schedule 4.11 contains a listing of all Contracts described in clauses (i) through (xv) below to which the Company or any of its Subsidiaries is a party. True, correct and complete copies of the Contracts, including any amendments or addendums thereto, listed on Schedule 4.11 have been delivered to or made available to Acquiror or its agents or representatives.

(i) Each Contract (other than (x) subsequent purchase orders with suppliers or customers entered into in the ordinary course of business and (y) Contracts of the type (without giving effect to dollar thresholds) described in other clauses of this Section 4.11(a)) with any of the top ten (10) suppliers, top ten (10) customers and top ten (10) distributors (based on aggregate payments to such vendors or consideration received from such customers or distributors from January 1, 2012 through the date hereof) for 2012;

(ii) Each note, debenture, other evidence of indebtedness, guarantee, loan, credit, mortgage, or financing agreement or instrument or other contract for money borrowed or loaned by the Company or any of its Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case evidencing money borrowed;

(iii) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries, in each case, involving payments in excess of $2,000,000, other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(iv) Each lease, rental or occupancy agreement or installment and conditional sale agreement that (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property and (y) involves aggregate payments in excess of $1,000,000 in 2011, 2012 or in any calendar year thereafter;

(v) Each Contract that purports to materially limit the right of the Company or its Subsidiaries or any Affiliate of the Company (x) to engage or compete in any line of business or (y) to compete with any Person or operate in any location;

(vi) Each joint venture Contract, partnership agreement, or limited liability company agreement (other than any organizational documents of any Subsidiary of the Company previously provided to Acquiror in accordance with Section 4.2);

(vii) Each license pursuant to which the Company or any of its Subsidiaries has granted or committed to grant a license to Intellectual Property rights of the Company or its Subsidiaries on an exclusive basis;

(viii) Each license related to the Company’s or its Subsidiaries’ use of third party Intellectual Property in which the Company or such Subsidiary has made aggregate payments in excess of $1,000,000 in 2011;

(ix) Each Contract relating to the settlement or compromise of any Action that has material continuing rights or material continuing obligations thereunder;

(x) Each Contract with any Governmental Authority;

(xi) Each Contract that (x) contains most favored customer pricing provisions with any third party or (y) grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person, in the case of each of (x) and (y) in a manner which (1) is material to the business of the Company or any of its Subsidiaries, (2) would reasonably be expected to interfere with the conduct of the business of the Company or any of its Subsidiaries as such business is currently conducted and currently proposed to be conducted by the Company and its Subsidiaries or (3) would, to the knowledge of the Company, reasonably be expected to interfere with the conduct of the business of the Acquiror or any of its Subsidiaries;

(xii) All employment or consulting agreements or contracts with an employee or individual consultant or salesperson or consulting or sales agreements or contracts, under which a firm or other organization provides services to the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries is obligated to make payments in excess of $100,000 per year other than any such agreement which may be terminated by the Company or any of its Subsidiaries upon 30 days or less notice without penalty;

(xiii) Each Contract relating to capital expenditures for which the Company and/or any of its Subsidiaries is obligated to make future payments in excess of $1,000,000;

(xiv) Each Contract (other than any service level agreements of the Company or its Subsidiaries that include the language set forth on Schedule 4.11(a)(xiv)) containing performance or revenue standards or purchase or revenue minimums, which, if not met, have payment, reimbursement or forfeiture provisions; and

(xv) Each Contract that relates to a disposition of material assets or businesses by any of the Company or its Subsidiaries pursuant to which there may be any future obligation on the part of such entity to make additional material payments or as to which there is any continuing material liability of any such entity.

(b) Except as set forth on Schedule 4.11, (i) all of the Contracts listed pursuant to Section 4.11(a) are in full force and effect and represent the legal, valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, (ii) neither the Company, any of its Subsidiaries nor to the knowledge of the Company, any other party thereto is in material breach of or material default under any such Contract, (iii) neither the Company nor any of its Subsidiaries has received any claim or notice of material breach of or material default under any such Contract, and (iv) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or any Subsidiary of the Company party thereto (in each case, with or without notice or lapse of time or both).

4.12	Company Benefit Plans.

(a) Schedule 4.12(a) sets forth a complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and any other material plan, policy or program providing compensation or other benefits (contingent or otherwise) with respect to current or former directors, officers or employees, and (i) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or (ii) with respect to which the Company or any of its Subsidiaries reasonably expects to have any material obligation or liability (each, a “Company Benefit Plan”).

(b) With respect to each Company Benefit Plan, the Company has delivered or made available to Acquiror correct and complete copies of, as applicable, (i) each Company Benefit Plan and any trust agreement relating to such plan, (ii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required, (iii) the three most recent annual reports on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the three most recent actuarial valuations (if applicable) relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to any Company Benefit Plan, (vi) any non-routine correspondence from any Governmental Authority within the last three years, and (vii) a copy or summary of any written announcement or promise to materially modify the current terms of any such Company Benefit Plan.

(c) Except as set forth on Schedule 4.12(c), during the past six years, each Company Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code in all material respects, (i) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP, (ii) each fiduciary of any Company Benefit Plan has satisfied in all material respects its duties under all applicable Laws or the terms of such Company Benefit Plan, and (iii) to the knowledge of the Company, no non-exempt prohibited transaction within the meaning of Code Section 4975 or ERISA Section 406 has occurred that has not been corrected in full.

(d) Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification with respect to the most-recently completed remedial amendment period, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (iii) has time remaining under any currently effective remedial amendment period to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter without penalty.

(e) Except as set forth on Schedule 4.12(e), no Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) or other pension plan, in each case, that is subject to Title IV of ERISA and neither the Company nor any of its Subsidiaries has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA at any time within the previous six years.

(f) Except as set forth on Schedule 4.12(f), with respect to the Company Benefit Plans, to the knowledge of the Company, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such material actions, suits or claims.

(g) Except as disclosed on Schedule 4.12(g) or as contemplated by Section 3.1(a) hereof, neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated by this Agreement will result in the acceleration or creation of any rights of any person to payments or benefits or increases in any payments or benefits or any loan forgiveness. Except as set forth on Schedule 4.12(g), neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would reasonably be expected to result, separately or in the aggregate, in any payment that would not be deductible pursuant to Section 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement.

(h) With respect to each Company Benefit Plan that is not subject to United States Law and with respect to each other compensation or benefit program, plans or scheme to which the Company or any of its Subsidiaries is obligated to contribute under non-U.S. law (a “Foreign

Benefit Plan”): (i) all employer and employee contributions to each Foreign Benefit Plan required by Law or by the terms of such Foreign Benefit Plan have been made or, if applicable, accrued in accordance with normal accounting practices; (ii) each Foreign Benefit Plan (other than any such plan maintained by a Governmental Authority) required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iii) each Foreign Benefit Plan (other than any such plan maintained by a Governmental Authority) has been established, maintained and administered in accordance with its terms, and in compliance with the applicable provisions of applicable Laws, in all material respects.

4.13 Labor Relations. Except as set forth on Schedule 4.13, neither the Company nor any of its Subsidiaries is, nor at any time has been, a party to any collective bargaining agreement or other labor union agreements applicable to Persons employed by the Company or any of its Subsidiaries, nor, to the knowledge of the Company, are there any such employees represented by a works council or a labor organization or activities or proceedings of any labor union to organize any such employees. No work stoppage, slowdown, material labor dispute or labor strike against the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened in writing.

4.14 Taxes.

(a) Except as set forth on Schedule 4.14(a), all material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns are true, correct, and complete in all material respects.

(b) Except as set forth on Schedule 4.14(b), the Company and its Subsidiaries have fully and timely paid all material Taxes that have become due and payable.

(c) Except as set forth on Schedule 4.14(c) and within the six (6) year period ending on the date of this Agreement, no written claim has ever been made by an authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The Company and all Subsidiaries have recorded all necessary Tax reserves and have maintained all necessary work papers and documentation under FIN 48 and for all uncertain Tax positions.

(d) Except as set forth on Schedule 4.14(d), all material amounts of Taxes required to be withheld by the Company and its Subsidiaries have been timely withheld and, to the extent required, paid to the appropriate Governmental Authority.

(e) Neither the Company nor any Subsidiary (i) have been a member of an affiliated group filing a consolidated federal income Tax Return (other than the group the common parent of which is the Company) and (ii) have no Liability for the Taxes of any other Person (other than the Company) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise, other than for the group the common parent of which is the Company.

(f) There is no obligation to pay any compensation subject to Section 409A pursuant to a plan, agreement, contract or other arrangement that does not comply in all material respects with the requirements of Section 409A or that is reasonably expected to result in an additional Tax under Section 409A.

(g) No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (or, to the knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and are Taxes for which the Company or the appropriate Subsidiary has made adequate reserves therefor in accordance with GAAP.

(h) There are no Tax indemnification or Tax sharing agreements under which the Company or any of its Subsidiaries are liable for the Tax liability of an entity that is neither the Company nor any of its Subsidiaries, other than any such agreements pursuant to customary provisions in contracts not primarily related to Taxes entered into in the ordinary course of business.

(i) Within the five (5) year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) with respect to a transaction described in Section 355 of the Code.

(j) The Company and each Subsidiary have disclosed on their federal income Tax Returns all positions taken therein that (i) could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code or (ii) are uncertain tax positions to the extent required by Law to be disclosed. Except as set forth on Schedule 4.14, within the six (6) year period ending on the date of this Agreement, neither the Company nor any Subsidiary have requested or received a tax opinion with respect to any transaction relating to the Company or any Subsidiary. Within the six (6) year period ending on the date of this Agreement, neither the Company nor any Subsidiary are the direct or indirect beneficiary of a guarantee of tax benefits or any other arrangement that has the same economic effect with respect to any transaction or tax opinion relating to the Company or any Subsidiary. The Company and each Subsidiary has timely and completely reported all “Reportable Transactions”, as defined in Treasury Regulations Section 1.6011-4, if any, on its annual income tax filings, as required under federal and state Law.

(k) Neither the Company nor any Subsidiary has a “permanent establishment” in any foreign country (other than a foreign country in which it is legally organized), as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country.

(l) During the period between January 24, 2007 and the date hereof, neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382(g) of the Code inclusive of the constructive ownership rules of Section 382(l)(3) of the Code.

4.15 Brokers’ Fees. Except as set forth on Schedule 4.15, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

4.16 Insurance. Schedule 4.16 contains a list of all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies have been made available to Acquiror. With respect to each material insurance policy listed on Schedule 4.16: (a) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (b) neither the Company nor any Subsidiary of the Company is in material breach or material default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time, will constitute such a material breach or material default, or permit termination or material modification, under the policy; (c) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (d) no written notice of cancellation or termination has been received other than in connection with ordinary renewals.

4.17 Licenses, Permits and Authorizations. Except as set forth on Schedule 4.17, the Company and its Subsidiaries have obtained all of the material licenses, approvals, consents, registrations and permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted. Except as would not be material to the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries has received any written notification from any Governmental Authority threatening to revoke any such material licenses, approvals, consents, registrations or permits.

4.18 Real Property.

(a) Neither the Company nor any Subsidiary of the Company owns any parcel of real property.

(b) Schedule 4.18 lists, as of the date of this Agreement, all Leased Real Property. Except as set forth on Schedule 4.18, the Company or one of its Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject only to any Permitted Liens. True and complete copies of all agreements relating to the Leased Real Property have been made available to Acquiror. Except as would not be material to the Company and its Subsidiaries taken as a whole, the Company or one of its Subsidiaries has the right to the use and occupancy of the Leased Real Property, subject to the terms of the applicable lease relating thereto and Permitted Liens.

4.19 Intellectual Property.

(a) Schedule 4.19(a)(i) sets forth a list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned by the Company or any of its Subsidiaries. With respect to all of the Intellectual Property owned by and material to the business of the Company and/or any of its Subsidiaries, except as set forth on Schedule 4.19(a)(ii), (i) the Company or a Subsidiary of the Company, as applicable, is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (other than Permitted Liens), and (ii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the knowledge of the Company, is threatened, that challenges the legality, validity, enforceability, registration, use or ownership of the item. Each registration, filing, issuance and/or application required to be listed on Schedule 4.19(a)(i) (i) has not been abandoned, cancelled or otherwise compromised, (ii) has been maintained effective by all requisite filings, renewals and payments, and (iii) remains in full force and effect, in each case except as set forth on Schedule 4.19(a)(ii).

(b) None of the Company Software distributed by the Company or any of its Subsidiaries in its or their client applications incorporates or is comprised of or distributed with any Publicly Available Software in a manner which (i) requires the distribution of source code in connection with the distribution of such software in object code form; (ii) materially limits the Company or any of its Subsidiaries’ freedom to seek full compensation in connection with marketing, licensing, and distributing such applications; or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of law. The Company or one of its Subsidiaries is in actual possession and control of the applicable source code, object code, code writes, notes, documentation, programmers’ notes, source code annotations, user manuals and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of each item of material Company Software, subject to any licenses granted to third parties therein. To the knowledge of the Company, the Company Software does not contain any Self-Help Code or Unauthorized Code.

(c) Except as set forth on Schedule 4.19(c), (i) to the knowledge of the Company, the Company and its Subsidiaries are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any Person, (ii) the Company and its Subsidiaries have not received from any Person in the past twelve months any written notice, charge, complaint, claim or other written assertion alleging any such infringement, misappropriation, or other violation by the Company or any Subsidiary of the Intellectual Property of any Person. To the knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property of the Company or any of its Subsidiaries.

(d) In each case in which the Company or any of its Subsidiaries has acquired any Intellectual Property material to its business from any person, the Company (or its applicable Subsidiary) has obtained (and recorded, if recordation is required to perfect) an assignment sufficient to irrevocably transfer any and all rights in such Intellectual Property to the Company or one of its Subsidiaries, as applicable. Except as set forth on Schedule 4.19(d)(i), neither the Company nor any of its Subsidiaries have (a) transferred ownership of any Intellectual Property that is or was Intellectual Property of the Company or any of its Subsidiaries to any other Person in a manner that would reasonably be expected to interfere with the conduct of the business of the Company or any of its Subsidiaries as such business is currently conducted and currently proposed to be conducted by the Company and its Subsidiaries, or (b) granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property that is owned, in whole or in part, by the Company or any of its Subsidiaries to any other Person. Except as set forth on Schedule 4.19(d)(ii), no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default by the Company or any of its Subsidiaries (in each case, with or without notice or lapse of time or both), under any licenses of Intellectual Property (other than licenses for shrink-wrap and click-wrap Software) to which the Company or any of its Subsidiaries is a Party, any co-existence agreements, or any Contracts affecting the ownership of Intellectual Property, which material breach or material default would reasonably be expected to result in the loss or impairment of any rights or interests in Intellectual Property by the Company or any of its Subsidiaries or other liability to the Company or any of its Subsidiaries. The Company and its Subsidiaries use commercially reasonable efforts to protect the Company’s or any of its Subsidiaries’ rights in the confidential information and Intellectual Property owned, used or licensed by the Company or any of its Subsidiaries. The Company and its Subsidiaries are in compliance with all obligations they have to third parties with respect to the protection of such third parties’ confidential information and Intellectual Property that is licensed or used by the Company or any of its Subsidiaries. Without limiting the foregoing, except as set forth in Schedule 4.19(d)(iii), the Company requires each employee, consultant and contractor of the Company and/or its Subsidiaries to execute proprietary information, confidentiality and assignment agreements, and all current and former employees, consultants and contractors of the Company and/or its Subsidiaries who have performed any service in relation to the Company and/or its Subsidiaries within the last four years have executed such an agreement. The Company and its Subsidiaries have in place project management policies that require backup procedures to be followed with respect to corporate IT systems and data center operations, including daily storage to a backup server and at least weekly transmission to an off-site storage facility that are reasonable in the circumstances. Set forth in Schedule 4.19(d)(iv) is a summary of the Company’s backup policies for the source code of its proprietary Software; the Company and its Subsidiaries comply with these backup policies, subject to reasonable, periodic delays in the timing of a particular backup occurring in the ordinary course of business that are not material to the conduct of the business of the Company or its Subsidiaries. Except as set forth on Schedule 4.19(d)(v), the Company and its Subsidiaries have adopted, implemented, and materially complied with procedures that are designed to assure that the Company maintains adequate possession and control of all tangible Intellectual Property or Intellectual Property that is proprietary Software owned, used, or licensed by the Company or any of its Subsidiaries.

(e) Except as set forth in Schedule 4.19(e), neither this Agreement nor the transactions contemplated by this Agreement, including the assignment of any contracts or agreements to which the Company is a party to Acquiror, Merger Sub or the Surviving Corporation, by operation of law or otherwise, will result in either Acquiror’s, Merger Sub’s or the Surviving Corporation’s granting to any person any right or license to any Intellectual Property owned by, or licensed to, any of them.

4.20 Environmental Matters. Except as set forth on Schedule 4.20, the Company and its Subsidiaries are in compliance in all material respects with all Environmental Laws. There has been no release of any Hazardous Materials by the Company or any of its Subsidiaries at, in, on or under any Leased Real Property or, to the Company’s Knowledge, at, in, on or under any formerly operated real property during the time that the Company operated such property, except in material compliance with Environmental Law and in quantities or locations that would not reasonably be expected to give rise to material Liability of the Company or any Subsidiary of the Company under Environmental Law. Neither the Company nor any Subsidiary of the Company has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws (including any permits issued pursuant thereto) or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto.

4.21 Absence of Changes.

(a) Except as set forth on Schedule 4.21(a), from the date of the most recent balance sheet included in the Audited Financial Statements, (i) there has not been any Material Adverse Effect on the Company, (ii) the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice and (iii) the Company and its Subsidiaries have not:

(1) changed or amended the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, except as otherwise required by Law;

(2) made or declared any dividend or distribution to the stockholders of the Company;

(3) sold, assigned, transferred, conveyed, leased or otherwise disposed of any material assets or properties, except in the ordinary course of business;

(4) (A) except as otherwise required by Law or existing Company Benefit Plans, taken any action with respect to the grant of any material severance or material termination pay (other than pursuant to policies or agreements of the Company or any of its Subsidiaries in effect on the date of this Agreement) which will become due and payable after the Closing Date; (B) made any material change in the key management structure of the Company or any of its Subsidiaries, including the hiring of additional officers or the termination of existing officers, other than for cause or in the ordinary course of business; or (C) except in the ordinary course of business, adopted, entered into or materially amended any Company Benefit Plan;

(5) acquired by merger or consolidation with, or merged or consolidated with, or purchased substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(6) made any material loans or material advances to any Person, except for advances to employees or officers of the Company or any of its Subsidiaries for expenses incurred in the ordinary course of business;

(7) assigned, transferred, licensed or sublicensed, mortgaged or encumbered, abandoned, permitted to lapse, or otherwise disposed of, any material Intellectual Property owned by the Company or any of its Subsidiaries, except in the ordinary course of business;

(8) incurred or guaranteed any indebtedness other than in connection with borrowings from the Company’s existing credit facilities;

(9) adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger);

(10) made any material income tax elections or failed to: (A) timely file all material Tax Returns required to be filed by it and all such Tax Returns shall be prepared in a manner consistent with past practice, and (B) timely pay all material Taxes shown as due when payable;

(11) made any change in financial accounting methods or method of income Tax accounting, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Law; or

(12) written up, written down or written off the book value of any of its assets, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be required by GAAP.

(b) Except as set forth on Schedule 4.21(b), from the date of the most recent balance sheet included in the Interim Financial Statements, the Company and its Subsidiaries have not:

(i) materially adversely modified or terminated (excluding any expiration in accordance with its terms) any Contract of a type required to be listed on Schedule 4.11, except in the ordinary course of business;

(ii) entered into, renewed or amended in any material respect any Affiliate Agreement (other than the termination of the Affiliate Agreements pursuant to Section 3.8);

(iii) entered into any agreement that restricts the ability to engage or compete in any line of business in any respect material to the business of the Company and the Subsidiaries, taken as a whole, or entered into any new line of business;

(iv) waived, settled or satisfied any material claim (which shall include, but not be limited to, any pending or threatened material Action), other than in the ordinary course of business and consistent with past practice or that otherwise do not exceed $1,500,000 in the aggregate (net of insurance recoveries); or

(v) authorized, made or made any commitment with respect to, any capital expenditure in excess of $1,000,000 individually or $2,500,000 in the aggregate.

4.22 Affiliate Transactions. Except as set forth on Schedule 4.22, no officer, shareholder or director of the Company or any Subsidiary of the Company, or any Affiliate of the Company, is a party to any Contract or business arrangement with the Company or any Subsidiary of the Company (each such Contract or business arrangement, an “Affiliate Agreement”).

4.23 No Liens. Except as set forth on Schedule 4.23, the Company or its Subsidiaries, as applicable, have good and marketable fee title to, or, in the case of leased or subleased assets, valid and subsisting leasehold interests in, all of the assets used, or held for use, by the Company or its Subsidiaries, as applicable, in the operation of their respective businesses during the six (6) month period immediately preceding the date hereof, free and clear of all Liens of any kind, except for Permitted Liens.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub represent and warrant to the Company as of the date of this Agreement as follows:

5.1 Corporate Organization. Each of Acquiror and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. The copies of the certificate of incorporation of each of Acquiror and Merger Sub, certified by the Secretary of the State of Delaware, and their bylaws, certified by the Secretary of Acquiror and Merger Sub, respectively, previously delivered by Acquiror to the Company, are true, correct and complete. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into this Agreement or consummate the transactions contemplated hereby.

5.2 Due Authorization. Each of Acquiror and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of Acquiror and Merger Sub, and no other corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement (other than the adoption of this Agreement by Acquiror in its capacity as the sole stockholder of Merger Sub, which adoption will occur immediately following the execution of this Agreement by Merger Sub). This Agreement has been duly and validly executed and delivered by each of Acquiror and Merger Sub and this Agreement constitutes a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

5.3 No Conflict. Except as set forth on Schedule 5.3, the execution and delivery of this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby do not and will not violate any provision of, or result in the breach of any applicable Law, the certificate of incorporation, bylaws or other organizational documents of Acquiror or any Subsidiary of Acquiror (including Merger Sub), or any agreement, indenture or other instrument to which Acquiror or any Subsidiary of Acquiror (including Merger Sub) is a party or by which Acquiror or any Subsidiary of Acquiror (including Merger Sub) may be bound, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien upon any of the properties or assets of Acquiror or any Subsidiary of Acquiror (including Merger Sub) or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement.

5.4 Litigation and Proceedings. There are no lawsuits, actions, suits, claims or other proceedings at law or in equity, or, to the knowledge of Acquiror, investigations, pending before or by any Governmental Authority or, to the knowledge of Acquiror, threatened, against Acquiror or Merger Sub which, if determined adversely, could reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement. There is no unsatisfied judgment or any open injunction binding upon Acquiror or Merger Sub which could reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement.

5.5 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for as otherwise disclosed on Schedule 5.5.

5.6 Financial Ability. Acquiror or Merger Sub has sufficient aggregate proceeds available for Merger Sub to pay the Merger Consideration and all other amounts required to be paid by Acquiror and Merger Sub on the Closing Date in connection with the transactions contemplated by this Agreement.

5.7 Brokers’ Fees. Except fees described on Schedule 5.7 (which fees shall be the sole responsibility of Acquiror), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror or any of its Affiliates.

5.8 Solvency; Surviving Corporation After the Merger. None of Acquiror or Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, and after giving effect to the Merger, at and immediately after the Effective Time, Acquiror (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due); (b) will have adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

5.9 No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, officers, employees, stockholders, partners, members or representatives, acknowledge and agree (a) that Acquiror is a sophisticated purchaser and has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of participation in the Merger, (b) that Acquiror has made its own investigation of the Company and is entering into this Agreement based upon such investigation, (c) neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries, and (d) that Acquiror and Merger Sub, and any of their respective directors, officers, employees, partners, members or representatives, expressly waive any and all rights with respect to, and are not relying in any way upon, any such representations and warranties mentioned in the preceding clause (c). Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any inventory, equipment, assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

ARTICLE VI.

COVENANTS

6.1	Indemnification and Insurance.

(a) From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and executive officer (vice president and above) of the Company and any of its Subsidiaries (“Company Indemnified Persons”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or any of its Subsidiaries, as the case may be, would have been permitted under applicable Law in effect on the date of this Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law); provided that any advancement of expenses to the Company Indemnified Persons shall be subject to the Company Indemnified Person to whom expenses are advanced providing an undertaking to repay such advance if it is ultimately determined that such Company Indemnified Person is not entitled to indemnification. Without limiting the foregoing, (i) Acquiror shall cause the Company and each of its Subsidiaries (A) to maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company Indemnified Persons that are no less favorable to those Persons than the provisions of the certificates of incorporation, bylaws and other organizational documents of the Company or such Subsidiary, as applicable, in each case, as of the date of this Agreement and (B) for a period of not less than six years from the Effective Time not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law and (ii) Acquiror agrees that any indemnification and advancement of expenses available to any current or former director of the Company or its Subsidiaries by virtue of such current or former director’s service as a partner or employee of any investment fund that is an Affiliate of the Company prior to the Effective Time (any such current or former director, a “Sponsor Director”) shall be secondary to the indemnification and advancement of expenses to be provided by Acquiror, the Company and its Subsidiaries pursuant to this Section 6.1 and that Acquiror, the Company and its Subsidiaries (A) shall be the primary indemnitors of first resort for Sponsor Directors pursuant to this Section 6.1, (B) shall be fully responsible for the advancement of all expenses and the payment of all Damages with respect to Sponsor Directors which are addressed by this Section 6.1 and (C) shall not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification available to any Sponsor Director with respect to any matter addressed by this Section 6.1. Acquiror shall assume, and be jointly and severally liable for, and shall cause the Company and its Subsidiaries to honor, each of the covenants in this Section 6.1.

(b) For a period of six years from the Effective Time, Acquiror shall cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not materially less favorable than the terms of such current insurance coverage; provided, however, that (i) Acquiror or the Surviving Corporation may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 6.1 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 6.1 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Acquiror and the Surviving Corporation.

In the event that Acquiror or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.1.

6.2 Employment Matters.

(a) No provision of this Agreement shall be construed as a guarantee of continued employment of any employee who continues in the employ of Acquiror, the Surviving Corporation or any of their Subsidiaries immediately following the Closing Date (“Continuing Employees”) and this Agreement shall not be construed so as to prohibit the Acquiror or any of its Subsidiaries from having the right to terminate the employment of any Continuing Employee, provided that any such termination is effected in accordance with applicable Law.

(b) From and after the Effective Time, the Acquiror shall give each Continuing Employee full credit for purposes of eligibility to participate, level of benefits, vesting and benefit accrual under any employee benefit plans, arrangements, collective agreements and employment-related entitlements provided, sponsored, maintained or contributed to by Acquiror or any of its Subsidiaries for such Continuing Employee’s service with the Company or any of its Subsidiaries, and with any predecessor employer, to the same extent recognized by the Company or any of its Subsidiaries with respect to a similar plan, except to the extent such credit would result in the duplication of benefits for the same period of service. Notwithstanding the foregoing, to the extent permitted under applicable Law, Acquiror shall not be required to provide credit for such service for benefit accrual purposes under any employee benefit plan of Acquiror that is a defined benefit pension plan.

(c) Acquiror shall use commercially reasonable efforts to (i) waive or cause to be waived for each Continuing Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the welfare plans of Acquiror or any of its Subsidiaries applicable to such Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of the Company and its Subsidiaries, and (ii) give or cause to be given full credit under the welfare plans of Acquiror and its Subsidiaries applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing Date in the same plan year as the Closing Date, and for any lifetime maximums, as if there had been a single continuous employer.

(d) This Agreement is not intended by the Parties to, and nothing in this Section 6.2 or otherwise in this Agreement shall, (i) constitute an amendment to any Company Benefit Plan, (ii) obligate Acquiror or any Company to maintain any particular compensation or benefit plan, program, policy or arrangement, (iii) create any obligation of the parties hereto with respect to any employee benefit plan of Acquiror or any Company, or (iv) confer on any Continuing Employee or any other Person (other than the Parties to this Agreement) any rights or remedies (including third-party beneficiary rights).

6.3 Post-Effective Time Access; Preservation of Records. From and after the Effective Time, Acquiror will make or cause to be made available to the Holder Representative all books, records and documents of the Company and its Subsidiaries (and the assistance of employees responsible for such books, records and documents) during regular business hours for such purposes as is believed by the Holder Representative to be reasonably necessary; provided, however, that access to such books, records, documents and employees will not interfere with the normal operations of the Company and its Subsidiaries and the Holder Representative shall reimburse the Company and its Subsidiaries for their reasonable out-of-pocket expenses incurred in connection therewith. Acquiror will cause the Company and its Subsidiaries to maintain and preserve all such books, records and other documents for the greater of (i) seven (7) years after the Closing Date or (ii) any applicable statutory or regulatory retention period, as the same may be extended, unless, prior to the destruction thereof, Acquiror gives the Holder Representative reasonable notice of such destruction and the opportunity to copy or take possession of all or any portion of such books, records and other documents.

6.4 Discharge of Existing Notes. The Acquiror shall cause OSI to take any actions necessary to facilitate the satisfaction and discharge of the Notes pursuant to (i) the notice of optional redemption delivered to the trustee by OSI prior to the date of this Agreement and (ii) the satisfaction and discharge provisions or the legal defeasance provisions of the indenture governing the Notes and the other provisions of such indenture applicable thereto. The redemption and satisfaction and discharge of the Notes pursuant to the preceding sentence is referred to as the “Discharge” of the Notes.

6.5 Additional Matters. The parties shall undertake the actions contemplated on Schedule 6.5.

ARTICLE VII.

HOLDER REPRESENTATIVE

7.1 Designation and Replacement of Holder Representative. The parties have agreed that it is desirable to designate a representative to act on behalf of holders of the Common Stock and the Options for certain limited purposes, as specified herein (the “Holder Representative”). The parties have designated Harpoon Holder Representative, LLC as the initial Holder Representative, and approval of this Agreement by the holders of Common Stock shall constitute ratification and approval of such designation. The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of Persons which collectively owned more than fifty percent (50%) of the Aggregate Fully-Diluted Common Shares immediately prior to the Effective Time (the “Majority Holders”). In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.

7.2 Authority and Rights of the Holder Representative; Limitations on Liability. The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Holder Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to (i) estimate and determine the amounts of Holder Allocable Expenses and to pay such Holder Allocable Expenses in accordance with Section 3.3, and (ii) after the Closing, negotiate and enter into amendments to this Agreement and take actions pursuant to Sections 3.9 and 6.5 for and on behalf of the Holders. The Holder Representative shall have no liability to Acquiror, the Company or Holder with respect to actions taken or omitted to be taken in its capacity as the Holder Representative. The Holder Representative shall at all times be entitled to rely on any directions received from the Majority Holders; provided, however, that the Holder Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Holder Representative, unless the Holder Representative is holding funds delivered to it under Section 3.3 of this Agreement and/or has been provided with other funds, security or indemnities which, in the sole determination of the Holder Representative, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in responding to such direction or taking such action. The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Holder Representative shall be entitled to reimbursement from funds paid to it under Section 3.3 of this Agreement for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Holder Representative in such capacity, and shall be entitled to indemnification by the Holders against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Holder Representative (except for those arising out of the Holder Representative’s bad faith or willful misconduct), including the costs and expenses of investigation and defense of claims. In the event that the funds paid to the Holder Representative pursuant to Section 3.3 exceed the Holder Allocable Expenses, the Holder Representative shall distribute such excess amount to each Holder of Common Shares in accordance with such Holder’s Escrow Percentage (as defined on Schedule 6.5).

ARTICLE VIII.

SURVIVAL

8.1 Survival of Representations, Warranties and Covenants. None of the representations or warranties or (other than Articles II, III, VI, VII, VIII, and IX) the covenants or agreements contained in this Agreement, or in any certificate or report delivered by any of the parties hereto on or prior to the Closing Date, shall survive the Effective Time.

ARTICLE IX.

MISCELLANEOUS

9.1 Waiver. Any party to this Agreement may waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

9.2 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by telecopy or email (in each case in this clause (iv), solely if receipt is confirmed), addressed as follows:

(a) If to Acquiror or Merger Sub, to:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, WI 53045

Attention: James W. Cox

Telecopy No.: (262) 879-5245

Email: Jim.Cox@fiserv.com

with copies to:

Fiserv, Inc.

Orlando Merger Sub, Inc.

255 Fiserv Drive

Brookfield, WI 53045

Attention: Charles W. Sprague

Telecopy No.: (262) 879-5532

Email: Charles.Sprague@fiserv.com

with copies to:

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, WI 53202

Attention: Benjamin F. Garmer, III

                 John K. Wilson

Telecopy No: (414) 297-4900

Email: BGarmer@foley.com

Email: JKWilson@foley.com

(b) If to the Holder Representative, to:

Harpoon Holder Representative, LLC

c/o Carlyle Partners IV, L.P.

128 South Tryon Street, Suite 1550

Charlotte, NC 28202

Attention: Campbell Dyer

Telecopy No.: (704) 632-0299

Email: cam.dyer@carlyle.com

and

Harpoon Holder Representative, LLC

c/o Providence Equity Partners V L.P.

50 Kennedy Plaza, 18th Floor

Providence, RI 02903

Attention: Christopher Ragona

Telecopy No.: (401) 751-1790

Email: c.ragona@provequity.com

with copies to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attention: Jennifer Perkins, Paul Kukish

Telecopy No.: (212) 906-1735

Email: jennifer.perkins@lw.com

Email: paul.kukish@lw.com

or to such other address or addresses as the parties may from time to time designate in writing.

9.3 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

9.4 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) the present and former officers and directors of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.1, (ii) from and after the Effective Time, the Holders (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, Articles II and III, (iii) the Holders are intended third-party beneficiaries of the obligations of Acquiror and Merger Sub hereunder and (iv) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 9.16, and (v) the Holders and their respective Affiliates and L&W shall be intended third-party beneficiaries of, and may enforce, Section 9.15.

9.5 Expenses. Except as otherwise provided herein (including Section 3.4), each party hereto, other than the Holder Representative (whose expenses shall be paid out of funds paid to the Holder Representative under Section 3.3), shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated, including all fees of its legal counsel, financial advisers and accountants.

9.6 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

9.7 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.8 Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply so long as such disclosure is in sufficient detail to enable a reasonable person to identify the other article or section of this Agreement to which such information is responsive. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

9.9 Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement) and that certain Confidentiality Agreement dated as of January 23, 2012 between Acquiror and the Company (the “Confidentiality Agreement”) constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement and the Confidentiality Agreement.

9.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of the Company shall not restrict the ability of the Board of Directors of the Company to enter into an amendment to this Agreement pursuant to this Section 9.10 to the extent permitted under Section 251(d) of the DGCL.

9.11 Publicity. Except as required by Law or the rules of a stock exchange (in which case Acquiror shall give the Company reasonable notice and opportunity for review and consider in good faith any comments made by the Company with respect thereto), all press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior mutual approval of Acquiror and the Holder Representative, which approval shall not be unreasonably withheld by any party.

9.12 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

9.13 Jurisdiction. Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 9.13.

9.14 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Acquiror would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section shall not be required to provide any bond or other security in connection with any such injunction.

9.15 Attorney-Client Privilege and Conflict Waiver. Latham & Watkins LLP (“L&W”) has represented the Company, the Holder Representative, certain of the Holders and their respective Affiliates. Each of the parties hereto recognizes the commonality of interest that exists and will continue to exist until the Effective Time, and the parties hereto agree that such commonality of interest should continue to be recognized after the Effective Time. Specifically, the parties hereto agree that Acquiror shall not, and shall not cause the Company or any of its Subsidiaries to, seek to have L&W disqualified from representing the Holder Representative, any Holders or any of their respective Affiliates in connection with any dispute that may arise between the Holder Representative, any Holders or any of their respective Affiliates, on the one hand, and Acquiror or any of its Affiliates, on the other, in connection with this Agreement or the transactions contemplated hereby, and in connection with any such dispute that may arise between the Holder Representative, any Holders or any of their respective Affiliates, on the one hand, and Acquiror or any of its Affiliates, on the other, the Holder Representative (and not Acquiror or the Company) will have the right to decide whether or not to waive the attorney client privilege that may apply to any communications between the Company and its Subsidiaries and L&W that occurred before the Effective Time. Notwithstanding the foregoing, in the event that any dispute arises between Acquiror or the Company and a third party, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by L&W to such third party; provided, however, that the Company may not waive such privilege without the prior written consent of the Holder Representative. The Acquiror and the Company each hereby acknowledge that each of them have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than L&W. This Section 9.15 shall be irrevocable, and no term of this Section 9.15 may be amended, waived or modified, without the prior written consent of Holder Representative and L&W.

9.16 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or Acquiror under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

FISERV, INC.

By:	/s/ Jeffery W. Yabuki
Name:	Jeffery W. Yabuki
Title:	President and Chief Executive Officer

ORLANDO MERGER SUB, INC.

By:	/s/ Jeffery W. Yabuki
Name: Jeffery W. Yabuki
Title:	Chairman and President

HARPOON ACQUISITION CORPORATION

By:	/s/ John W. Frederick
Name:	John W. Frederick
Title:	Executive Vice President, Chief Financial Officer and Assistant Secretary

HARPOON HOLDER REPRESENTATIVE, LLC

By:	/s/ Campbell Dyer
Name:	Campbell Dyer
Title:	Co-President